UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 27, 2025

FIRSTSUN CAPITAL BANCORP

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-42175 (Commission File Number)	81-4552413 (IRS Employer Identification No.)

1400 16th Street, Suite 250 Denver, Colorado (Address of principal executive offices)	80202 (Zip Code)

(303) 831-6704

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 Par Value	FSUN	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17CFR § 230.405) or 12b-2 of the Exchange Act of 1934 (17 CFR § 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

Item 8.01 of this Current Report on Form 8-K is incorporated herein by reference.

A copy of the joint investor presentation related to the transaction described in Item 8.01 is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Item 8.01	Other Events.

On October 27, 2025, FirstSun Capital Bancorp (“FirstSun”) and First Foundation Inc. (“First Foundation”) issued a press release announcing the execution of an Agreement and Plan of Merger, dated as of October 27, 2025, that provides for the combination of FirstSun and First Foundation. Under the merger agreement, First Foundation will merge with and into FirstSun, with FirstSun continuing as the surviving corporation (the “Merger”). Immediately following the completion of the Merger, First Foundation’s wholly-owned subsidiary, First Foundation Bank, a California state-chartered bank, will merge with and into FirstSun’s wholly-owned subsidiary, Sunflower Bank, National Association, a national banking association, with Sunflower Bank as the surviving bank.

Subject to the receipt of requisite regulatory and stockholder approvals from each of FirstSun and First Foundation and satisfaction or waiver of other closing conditions, the parties anticipate that the Merger will close in the second quarter 2026.

If the Merger is completed, (i) each outstanding share of First Foundation common stock will be converted into the right to receive 0.16083 shares of FirstSun common stock, plus cash in lieu of fractional shares, subject to certain exceptions; (ii) each outstanding share of First Foundation Series A Noncumulative Convertible Preferred Stock and each outstanding share of First Foundation Series C Non-Voting Common Equity Equivalent Stock (collectively, the “First Foundation Preferred Stock”) will be converted into the right to receive 0.16083 shares of FirstSun common stock, plus cash in lieu of fractional shares, for the number of shares of First Foundation common stock into which such shares of First Foundation Preferred Stock were convertible immediately prior to the effective time of the Merger, subject to certain exceptions; and (iii) First Foundation’s warrant holders will exercise their warrants early and receive FirstSun common stock in the Merger, and also receive additional cash consideration totaling $17.5 million in the aggregate.

A copy of the joint press release issued by FirstSun and First Foundation is filed as Exhibit 99.2 to this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.   Description

99.1	Joint Investor Presentation, dated October 27, 2025 (furnished only)

99.2	Joint Press Release, dated October 27, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this communication which are not historical in nature are intended to be, and hereby are identified as, “forward-looking statements” within the meaning, and subject to the protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements regarding the expected timing of the closing of the merger. These statements reflect management’s current expectations and are not guarantees of future performance. Words such as “may,” “will,” “believe,” “anticipate,” “expect,” “intend,” “opportunity,” “continue,” “should,” and “could” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following:

•	the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction);
•	the failure of First Foundation or FirstSun to obtain the required stockholder approval, or the failure of either party to satisfy any of the other closing conditions on a timely basis or at all;
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
•	the possibility that the proposed transaction, including the re-positioning strategy, will not be completed as planned, including the anticipated benefits of the proposed transaction, including the re-positioning strategy;
•	changes in global financial markets and economies and general market conditions, such as interest rates, foreign exchange rates, or stock, commodity, credit or asset valuations or volatility;
•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;
•	the outcome of any legal proceedings that may be instituted against FirstSun or First Foundation;
•	the risk that the cost savings and synergies expected from the proposed transaction may not be realized or may take longer than anticipated to be realized;
•	the risk that integration of FirstSun’s and First Foundation’s respective businesses may be materially delayed or more costly or difficult than expected, including as a result of unexpected factors or events;
•	changes to tax legislation and their potential effects on the accounting for the merger;
•	the possibility of dilution to existing stockholders resulting from the issuance of additional shares in connection with the proposed transaction;
•	the possibility that the combined company may be subject to additional regulatory requirements as a result of the merger or expansion of its business operations; and
•	other factors that may affect future results of FirstSun or First Foundation including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” (in the case of FirstSun), “Forward-Looking Statements” (in the case of First Foundation), and “Risk Factors” in FirstSun’s and First Foundation’s Annual Reports on Form 10-K for the year ended December 31, 2024 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001709442/000170944225000008/fcb-20241231.htm and https://www.sec.gov/ix?doc=/Archives/edgar/data/0001413837/000155837025003129/ffwm-20241231x10k.htm, respectively), and other documents subsequently filed by FirstSun and First Foundation with the Securities and Exchange Commission (the “SEC”). FirstSun and First Foundation disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed transaction between FirstSun and First Foundation. In connection with the proposed transaction, FirstSun will file a registration statement on Form S-4 with the SEC to register FirstSun’s shares that will be issued to First Foundation’s stockholders in connection with the merger. The registration statement will include a joint proxy statement of FirstSun and First Foundation and a prospectus of FirstSun, as well as other relevant documents concerning the proposed transaction. When available, the joint proxy statement/prospectus will be sent to stockholders of FirstSun and First Foundation in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING FIRSTSUN, FIRST FOUNDATION, THE TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC by FirstSun or First Foundation may be obtained at the SEC’s Internet site at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by (i) FirstSun on its website at https://ir.firstsuncb.com/overview/default.aspx under the Financials tab and then under the SEC Filings option, and (ii) First Foundation on its website at https://investor.ff-inc.com/investor-home/default.aspx under the Financials tab and then under the SEC Filings option.

Participants in the Solicitation

FirstSun, First Foundation and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from stockholders of FirstSun or First Foundation in connection with the proposed transaction. Information regarding the directors and executive officers of FirstSun and First Foundation and other persons who may be deemed participants in the solicitation of the stockholders of FirstSun or First Foundation in connection with the proposed transaction will be included in the joint proxy statement/prospectus, which will be filed by FirstSun with the SEC. Information about the directors and officers of FirstSun and their ownership of FirstSun common stock can be found in FirstSun’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, including under the headings “Director Experience”, “Biographical Information for Executive Officers”, “Certain Relationships and Related Party Transactions”, “Security Ownership of Certain Beneficial Owners and Management”, “Executive Compensation”, and “Compensation of Directors for Fiscal Year 2024”, as filed with the SEC on March 21, 2025 and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001709442/000170944225000020/fcb-20250321.htm, and other documents subsequently filed by FirstSun with the SEC, including on Statements of Change in Ownership on Form 4 filed with the SEC, available at https://www.sec.gov/edgar/browse/?CIK=1709442&owner=exclude. Information about the directors and officers of First Foundation and their ownership of First Foundation common stock can be found in First Foundation’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, including under the headings “Security Ownership of Certain Beneficial Owners and Management”, “Election of Directors (Proposal No. 1)”, “Advisory Vote on the Compensation of the Company’s Named Executive Officers (Proposal No. 4)”, “Compensation Committee Report”, and “Certain Relationships and Related Party Transactions” as filed with the SEC on April 17, 2025 and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001413837/000110465925036041/tm252563-3_def14a.htm, and other documents subsequently filed by First Foundation with the SEC, including on Statements of Change in Ownership on Form 4 filed with the SEC, available at https://www.sec.gov/edgar/browse/?CIK=1413837&owner=exclude. Additional information regarding the interests of participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed merger filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTSUN CAPITAL BANCORP

Dated: October 27, 2025	By:	/s/ Neal E. Arnold
Neal E. Arnold
Chief Executive Officer